UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of	May	2024

Commission File Number	001-41722

METALS ACQUISITION LIMITED

(Translation of registrant’s name into English)

3rd Floor, 44 Esplanade, St.

St. Helier, Jersey, JE49WG

Tel: +(817) 698-9901

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                 Form 40-F ☐

EXPLANATORY NOTE

On May 6, 2024, Metals Acquisition Limited (the “Company”) issued a press release announcing the redemption (the “Redemption”) of all of its (i) outstanding public warrants (the “Public Warrants”) to purchase ordinary shares of the Company, par value $0.0001 per share (the “Ordinary Shares”), that were issued under the Warrant Agreement, dated as of July 28, 2021, between Metals Acquisition Corp (“Old MAC”) and Continental Stock Transfer & Trust Company and (ii) outstanding private placement warrants to purchase Ordinary Shares that were issued by the Company in (a) a private placement transaction in connection with the business combination under the Sponsor Letter Agreement, dated as of July 28, 2021, by and between Old MAC and Green Mountain Metals LLC (the “Sponsor”) and (b) the conversion of the 2022 Sponsor Convertible Note, dated April 13, 2022, under which the Sponsor exercised its option to convert the issued and outstanding loan amount into private placement warrants, on the same terms as the outstanding Public Warrants. A copy of the press release is furnished as Exhibit 99.1 hereto.

A copy of the Notice of Redemption delivered by the Company is furnished as Exhibit 99.2 hereto.

None of this Form 6-K, the press release attached hereto as Exhibit 99.1 or the Notice of Redemption attached hereto as Exhibit 99.2 constitutes an offer to sell or the solicitation of an offer to buy any of the Company’s securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering, solicitation or sale would be unlawful.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release of Metals Acquisition Limited dated May 6, 2024.
99.2	Notice of Redemption dated May 6, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METALS ACQUISITION LIMITED
(Registrant)

Date:	May 6, 2024	By:	/s/ Michael James McMullen
			Name:	Michael James McMullen
			Title:	Chief Executive Officer